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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           HORIZON HEALTH CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  44041 Y 10 4
                                 (CUSIP Number)

                            DAVID K. MEYERCORD, ESQ.
                           STRASBURGER & PRICE, L.L.P.
                           901 MAIN STREET, SUITE 4300
                               DALLAS, TEXAS 75202
                                 (214) 651-4300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 19, 1999
             (Date of Event which Requires Filing of this Statement)


         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G

CUSIP NO.   44041 Y 10 4
         --------------------



1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  James W. McAtee
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

--------------------------------------------------------------------------------
            NUMBER OF                5       SOLE VOTING POWER

             SHARES                               404,954
                                    --------------------------------------------
          BENEFICIALLY               6       SHARED VOTING POWER

         OWNED BY EACH                              -0-
                                    --------------------------------------------
           REPORTING                 7       SOLE DISPOSITIVE POWER

             PERSON                               404,954
                                    --------------------------------------------
              WITH                   8       SHARED DISPOSITIVE POWER

                                                    -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  404,954
--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  6.2%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                                *See Instructions

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ITEM 1(a).        NAME OF ISSUER:

         Horizon Health Corporation

ITEM 1(a).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1500 Waters Ridge Drive
         Lewisville, Texas 75057-6011

ITEM 2(a).        NAME OF PERSON FILING:

         James W. McAtee

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         1500 Waters Ridge Drive
         Lewisville, Texas 75057-6011

ITEM 2(c).        CITIZENSHIP:

         United States of America

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

         Common Stock, $.01 par value

ITEM 2(e).        CUSIP NO.:

         44041 Y 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not applicable, this Schedule 13G is filed pursuant to Rule 13d-1(c).

ITEM 4.           OWNERSHIP:

         (a) Amount Beneficially Owned: See Item (9) of Cover Page. The number of shares beneficially owned by James W. McAtee includes (a) 52,601 shares owned directly, (b) 19,998 shares of Common Stock held in trust for the benefit of Mr. McAtee's children, (c) 7,089 shares of Common Stock held in a 401(k) Plan account and (d) 325,266 shares of Common Stock subject to vested and immediately exercisable stock options.


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         (b) Percent of class:

                  See Item (11) of Cover Page

         (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: see Item (5) of Cover Page

                  (ii) shared power to vote or to direct the vote: see Item (6) of Cover Page

                  (iii) sole power to dispose or to direct the disposition of: see Item (7) of Cover Page

                  (iv) shared power to dispose or to direct the disposition of: see Item (8) of Cover Page

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON: Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY: Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not
                  Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:    Not Applicable

ITEM 10.          CERTIFICATION:    Not Applicable

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date        12/8/99                                  /s/ James W. McAtee
     ---------------------------                    ----------------------------
                                                     Signature


                                                     James W. McAtee
                                                    ----------------------------
                                                     Name/Title






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